VISION	motor corp	17383 W. Sunset Blvd., Suite A290 Pacific Palisades, CA 90272 (310) 454-5658 Fax: (310) 454-6658 www.visionmotorcorp.com

November 17, 2009

William K. Lee

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington D.C., 20549

Re:

Vision Industries Corp.

Item 4.02 Form 8-K

Filed on November 16, 2009

File No. 333-53315

Dear Mr. Lee:

In response to your request in your correspondence dated November 16, 2009, we herewith acknowledge the following:

•

That the we are responsible for the adequacy and accuracy of the disclosures in the filing;

•

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

That the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions please do not hesitate to call our corporate attorney, Diane J. Harrison of Harrison Law, P.A., at (941) 723-7564.

Sincerely,

/s/ MARTIN SCHUERMANN

Martin Schuermann

President